UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                FORUM GROUP, INC.
 ____________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
 ____________________________________________________________________________
                         (Title of Class of Securities)

                                    349841304
            _________________________________________________________
                                 (CUSIP Number)

                             JOHN F. HARTIGAN, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                             801 SOUTH GRAND AVENUE
                              LOS ANGELES, CA 90017
                                 (213) 612-2500
  ____________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 MARCH 25, 1996
      _____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
   CUSIP No.  349841304
             ___________________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APOLLO FG PARTNERS, L.P.
   ___________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                       (B) /X/
   ___________________________________________________________________________
   3  SEC USE ONLY
   ___________________________________________________________________________
   4  SOURCE OF FUNDS*
             WC
   ___________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
   ___________________________________________________________________________
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
   ___________________________________________________________________________
                    7  SOLE VOTING POWER

                       0 SHARES OF COMMON STOCK
      NUMBER        __________________________________________________________
        OF          8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY        0 SHARES OF COMMON STOCK
     OWNED BY       __________________________________________________________
       EACH         9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON           9,428,203 SHARES OF COMMON STOCK
       WITH         __________________________________________________________
                   10  SHARED DISPOSITIVE POWER
                       0 SHARES OF COMMON STOCK
   ___________________________________________________________________________
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 SHARES OF COMMON STOCK
   ___________________________________________________________________________
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /*/
   ___________________________________________________________________________
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
   ___________________________________________________________________________
   14  TYPE OF REPORTING PERSON*
             PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
__________________________________________________________________________

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                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



             This statement is being filed on behalf of Apollo FG Partners, L.P. ("AFG"). This Amendment No. 9 supplements and amends the Statement on
   Schedule 13D filed on December 21, 1994 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

   Item 4.   Purpose of Transaction.
             ______________________

             Item 4 is hereby amended by adding the following to the last paragraph thereof:

                  On February 15, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Marriott International, Inc., a Delaware corporation ("Parent"), and FG Acquisition Corp., an Indiana Corporation ("Purchaser"). In connection with the execution and delivery of the Merger Agreement, AFG entered into an Agreement and Irrevocable Proxy, dated as of February 15, 1996 (as amended, the "Holdings/Marriott Agreement"), with the Company and an amendment thereto dated as of March 21, 1996 the Purchaser commenced a tender offer ("Offer") to purchase all of the outstanding shares of Common Stock at a purchase price of $13.00 per share, net to the seller in cash without interest thereon.

                  Pursuant to the Offer and the Holdings/Marriott Agreement,
             (i) AFG sold to Purchaser (a) all of the 9,075,251 outstanding shares of Common Stock previously beneficially owned by AFG (b) all of the Warrants and Special Warrants previously beneficially owned by AFG and (ii) and the Investor Warrants were cancelled.

                  The foregoing response to this Item 4 is qualified in its
             entirety by reference to the Merger Agreement, the Holdings/Marriott Agreement and the Holdings/Marriott Amendment, the full texts of which are filed as Exhibits 18, 19 and 20, respectively, hereto and incorporated herein by this reference.

   Item 5.   Interest in Securities of the Issuer.
             ____________________________________

             Item 5 is hereby amended and restated in its entirety as follows:

                  The responses to Items 3, 4 and 6 are incorporated herein by this reference.

                  As a result of the purchase of shares of Common Stock
             pursuant to the Offer and the consummation of the other transactions contemplated by the Holdings/Marriott Agreement, as
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             of March 25, 1996 AFG ceased to beneficially own any shares of
             Common Stock.

   Item 6.   Contracts, Arrangements, Understandings or Relationships With
             _____________________________________________________________
             Respect to Securities of the Issuer.
             ____________________________________

                  The response to Items 4 and 5 are incorporated herein by
             this reference.

   Item 7.   Material to be Filed as Exhibits.
             ________________________________

             Exhibit 18 -   Merger Agreement (incorporated by reference to
                            Exhibit 1 to the Solicitation/Recommendation
                            Statement on Schedule 14D-9 filed on behalf of the Company with the Securities and Exchange
                            Commission on February 23, 1996)

             Exhibit 19 -   Holdings/Marriott Agreement (incorporated by
                            reference to Exhibit 10 to the
                            Solicitation/Recommendation Statement on Schedule
                            14D-9 filed on behalf of the Company with the
                            Securities and Exchange Commission on February 23,
                            1996)

             Exhibit 20 -   Holdings/Marriott Amendment

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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  April 3, 1996



                                    APOLLO FG PARTNERS, L.P.

                                    By:  APOLLO INVESTMENT FUND, L.P.,
                                         Its General Partner

                                    By:  APOLLO ADVISORS, L.P.,
                                         Its Managing General Partner

                                    By:  APOLLO CAPITAL MANAGEMENT, INC.,
                                         Its General Partner



                                    By:  /s/ Michael D. Weiner
                                         _____________________
                                         Title: Vice President

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                                  EXHIBIT INDEX
                                  _____________


 Exhibit     Description
 _______     ___________

   18 Merger Agreement (incorporated by reference to Exhibit 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of the Company with the Securities and Exchange Commission on February 23, 1996)

   19 Holdings/Marriott Agreement (incorporated by reference to Exhibit 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on behalf of the Company with the Securities and Exchange Commission on February 23, 1996)

   20        Holdings/Marriott Amendment